ASTRA TECH INTERNATIONAL AB

Dentsply International Inc. (the "Purchaser")
Susquehanna Commerce Centre
221 West Philadelphia Street
Suite 60
York
PA 17405-0872
United States

August 30, 2011

Dear Sirs,

Letter of variation (the "Letter") to a sale and purchase agreement dated 21 June 2011 between Astra Tech International AB (the "Seller") and the Purchaser (the "Agreement")

Capitalised words and expressions used but not defined in this Letter shall have the meanings given to them in the Agreement.

We refer to the Agreement. We agree to amend and vary the terms of the Agreement as follows:

1.           Replace the definition of “Effective Time” in clause 1.1 with the following definition:

""Effective Time" means 23.59 on the Completion Date;"

2.           Replace the definition of “Estimated Final Cash Balance” in clause 1.1 with the following definition:

""Estimated Final Cash Balance" means USD 35,000,000 (thirty five million US dollars);"

3.           Replace the definition of “Estimated Net Debt Amount” in clause 1.1 with the following definition:

""Estimated Net Debt Amount" means USD 40,000,000 (forty million US dollars) (being the aggregate of the Estimated Final Cash Balance and Estimated Intra-Group Lendings less the aggregate of the Estimated Final Financial Debt and Estimated Intra-Group Borrowings) less (i) the amount of any Pre Sale Payments and (ii) USD 7,400,000 (seven million four hundred thousand US dollars) being the estimated post-Tax amount of the Retention Bonuses;"

4.           Replace the definition of “Final Financial Debt” in clause 1.1 with the following definition:

""Final Financial Debt" means in relation to each member of the Astra Tech Group, the aggregate of: (i) all borrowings, overdrafts, loan stocks, bonds, debentures, and notes owed to any Financial Institution at the Effective Time together with accrued interest, penalties, fees and premiums; (ii) other obligations of a kind required to be included in the balance sheet of a company pursuant to IFRS as obligations for borrowed money at the Effective Time; (iii) capital leases at the Effective Time; and (iv) any amounts agreed prior to the Effective Time in respect of bonuses or other payments that will be payable after the Effective Time by a member of the Astra Tech Group to an employee of any member of the Astra Tech Group in relation to the matters contemplated by this Agreement (including the Retention Bonuses), in each case as calculated in accordance with schedule 5, part 2, other than: (i) indebtedness resulting from operating leases; (ii) any indebtedness arising in relation to any of the Pension Schemes; and (iii) Intra-Group Borrowings;"

5.           Include the following definition as a new definition in clause 1.1:

""Retention Bonuses" mean any amounts agreed prior to the Effective Time in respect of bonuses or other payments that will be payable after the Effective Time by a member of the Astra Tech Group to an employee of any member of the Astra Tech Group in relation to the matters contemplated by this Agreement, which are conditional upon that employee remaining employed by a member of the Astra Tech Group for a period of time after Completion;"

6.           Insert a new clause 7.3 after existing clause 7.2

            “7.3      Purchaser post Completion covenants

The Purchaser shall, between Completion and the Effective Time:

7.3.1	carry on the Business in the ordinary course and consistent with past practice; and

7.3.2	procure that no member of the Astra Tech Group shall declare, pay or make any dividend or other distribution."

7.           The following paragraph shall be included as a new paragraph 7.4 in part 2 of schedule 5:

"Retention Bonuses shall be included in the Completion Net Debt Statement on a post-Tax basis.  For the purpose of calculating such amounts on a post-Tax basis: (i) the amount of the Retention Bonuses included shall include any related applicable employer social security contributions, (ii) an applicable tax rate of 29.31% shall be assumed so that the amount to be included in the Completion Net Debt Statement shall be 70.69% of the gross Retention Bonuses and related applicable employer social security contributions payable and (iii) it shall be assumed that the condition relating to continuance of employment shall be satisfied."

Save as amended by this Letter the provisions of the Agreement shall remain in full force and effect.

The following clauses of the Agreement shall apply to this Letter as if they were set out in this Letter and any references in such clauses to the “Agreement” shall be replaced with references to this “Letter”: 13; 14; 17; 18; 20; 21; 22 and 23.

Please confirm your agreement to the amendment and variation of the terms of the Agreement in accordance with the terms of this Letter by signing it as a Deed below.

Yours faithfully

EXECUTED as a Deed by, as attorney for Astra Tech International AB, duly authorised pursuant to a board meeting on 17 June 2011, in the presence of:	) ) /s/ Christopher Paul Hunt ) )
Signature of Witness:	/s/ ….……………………………………
Name of Witness:	….……………………………………
Address of Witness:	….……………………………………
Occupation of Witness:	….……………………………………

We acknowledge receipt of this Letter and confirm our agreement to the amendment and variation of the terms of the Agreement in accordance with the terms of the Letter by signing as a Deed below.

EXECUTED as a Deed by, Director , duly authorised for and on behalf of Dentsply International Inc, in the presence of:	) ) /s/ Bret W. Wise )
Signature of Witness:	/s/ ….……………………………………
Name of Witness:	….……………………………………
Address of Witness:	….……………………………………
Occupation of Witness:	….……………………………………